As filed with the Securities and Exchange Commission on September 24, 2007
                                                    Registration No. 333 - 13866
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                   POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   ----------

                                      SUEZ
   (Exact name of issuer of deposited securities as specified in its charter)

                                   ----------

                                       N/A
                   (Translation of issuer's name into English)

                                   ----------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   ----------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                         SUEZ Energy North America, Inc.
                       Hall B. Clark, Jr., General Counsel
                      1990 Post Oak Boulevard - Suite 1900
                             Houston, TX 77056-4499
                                 (713) 636-0000
   (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------
                                   Copies to:

      Siobhan Dalton, Esq.                         Patricia Brigantic, Esq.
      Davis Polk & Wardwell                             Citibank, N.A.
 121, avenue des Champs Elysees                388 Greenwich Street, 17th Floor
           75008 Paris                             New York, New York 10013
             France
                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

--------------------------------------------------------------------------------

      This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------

1.   Name of Depositary and address of its principal executive          Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities             Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by         Face of Receipt - Upper right corner.
              one American Depositary Share

       (ii)   The procedure for voting, if any, the deposited           Reverse of Receipt - Paragraph (16).
              securities

       (iii)  The collection and distribution of dividends              Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy            Face of Receipt - Paragraph (13).
              soliciting material                                       Reverse of Receipt - Paragraphs (16).

       (v)    The sale or exercise of rights                            Reverse of Receipt - Paragraphs (14) and (16).

       (vi)   The deposit or sale of securities resulting from          Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization              Reverse of Receipt - Paragraphs (14) and and (18).

       (vii)  Amendment, extension or termination of the deposit        Reverse of Receipt - Paragraphs (21) and (22) (no
              agreement                                                 provision for extensions) and (25).

       (viii) Rights of holders of Receipts to inspect the              Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of Receipts

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------

       (ix)   Restrictions upon the right to deposit or withdraw        Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                                 (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary           Face of Receipt - Paragraph (7).
                                                                        Reverse of Receipt - Paragraphs (18) and (19).

       (xi)   Fees and charges which my be imposed                      Face of Receipt - Paragraph (10).
              directly or indirectly on holders Receipts

Item 2.           AVAILABLE INFORMATION                                 Face of Receipt - Paragraph (13).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with and submit to the Commission certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Form of Amendment to Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a)(i) Form of Amendment to Deposit Agreement, by and among Suez (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts outstanding under the terms of the Deposit Agreement, dated as of September 4, 2001, as amended by the Letter Agreement, dated as of November 15, 2006 (including the form of American Depositary Receipt). -- Filed herewith as Exhibit (a)(i).

         (a)(ii) Letter Agreement, dated as of November 15, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts outstanding under the Deposit Agreement, dated as of September 4, 2001. -- Filed herewith as Exhibit (a)(ii).

         (a)(iii) Deposit Agreement, dated as of September 4, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. -- Previously filed.

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

         (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as an exhibit to Registration Statement on Form F-6 filed on August 31, 2001.

         (e)      Certificate under Rule 466. -- Filed herewith as Exhibit (e).

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- None.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of September 4, 2001, as amended by Letter Agreement, dated as of November 15, 2006, as proposed to be amended by the Form of Amendment to Deposit Agreement attached hereto as Exhibit (a)(i), by and among Suez, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of September, 2007.

                            Legal entity created by the Deposit Agreement, dated as of September 4, 2001, as amended by Letter Agreement, dated as of November 15, 2006, as proposed to be amended by the Form of Amendment to Deposit Agreement attached hereto as Exhibit (a)(i), under which the American Depositary Shares evidenced by American Depositary Receipts registered hereunder are to be issued, each representing One (1) Ordinary Share, nominal value (euro) 2 per share, of Suez.

                            CITIBANK, N.A., solely in its capacity as Depositary


                            By: /s/ Brian Teitelbaum
                                ------------------------------------------------
                                Name:  Brian Teitelbaum
                                Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Suez certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on August 29, 2007.

                                      SUEZ


                                      By: /s/ Gerard Mestrallet
                                          -----------------------------------
                                          Name:  Gerard Mestrallet
                                          Title: Chairman and Chief Executive
                                                 Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 29, 2007.

Signature                          Title
---------                          -----


/s/ Gerard Mestrallet              Chairman and Chief Executive Officer
-----------------------------      (Principal Executive Officer)
Gerard Mestrallet


 /s/ Gerard Lamarche               Executive Vice-President, Finance
-----------------------------      (Chief Financial Officer)
Gerard Lamarche


/s/ Christelle Martin              Senior Vice-President for Strategic Planning,
-----------------------------      Control and Accounting
Christelle Martin                  (Chief Accounting Officer)


 /s/ Albert Frere                  (Director, Vice-Chairman)
-----------------------------
Albert Frere

/s/ Edmond Alphandery              (Director)
-----------------------------
Edmond Alphandery


                                   (Director)
-----------------------------
Rene Carron


/s/ Etienne Davignon               (Director)
-----------------------------
Etienne Davignon

Signature                          Title
---------                          -----


                                   (Director)
-----------------------------
Paul Desmarais, Jr.


/s/ Richard Goblet d'Alviella      (Director)
-----------------------------
Richard Goblet d'Alviella


/s/ Jacques Lagarde                (Director)
-----------------------------
Jacques Lagarde


/s/ Anne Lauvergeon                (Director)
-----------------------------
Anne Lauvergeon


/s/ Jean Peyrelevade               (Director)
-----------------------------
Jean Peyrelevade


/s/ Thierry de Rudder              (Director)
-----------------------------
Thierry de Rudder


/s/ Jean-Jacques Salane            (Director)
-----------------------------
Jean-Jacques Salane


/s/ Lord Simon of Highbury         (Director)
-----------------------------
Lord Simon of Highbury


/s/ Hall B. Clark, Jr.             Authorized Representative in the U.S.
-----------------------------
Hall B. Clark, Jr.


September 13, 2007

                                Index to Exhibits

                                                             Sequentially
Exhibit       Document                                       Numbered Page
-------       --------                                       -------------

(a)(i)        Form of Amendment to Deposit Agreement.

(a)(ii)       Letter Agreement, dated as of November
              15, 2006.

(e)           Rule 466 Certification